Mail Stop 4561
								February 7, 2006

By U.S. Mail and Facsimile to (970) 476-0200

Gary S. Judd
President and Chief Executive Officer
Vail Banks, Inc.
0015 Benchmark Road, Suite 300
P.O. Box 6580
Avon, CO  81620

Re:	Vail Banks, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	File No. 000-25081

Dear Mr. Judd:

      We have reviewed your response filed with the Commission on January 30, 2006, and have the following additional comments.
After reviewing your revisions, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 6: Goodwill and Other Intangible Assets, page F-20
1. Please refer to prior comment 1 and clarify in your revisions why you are classifying a $150,000 charge as deferred tax expense.

Forms 10-Q in 2005
2. Please refer to prior comment 4 and ensure that you include similar discussions of the changes in your segments in the footnotes to your financial statements.

      As applicable, please amend your Form 10-K in response to our comments. You may wish to provide us drafts of your intended revisions prior to filing of the amendment. Please furnish a cover letter with your revisions that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response via EDGAR.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3851 with any questions.


      Sincerely,



      Paul Cline
      Senior Accountant



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Gary S. Judd
Vail Banks, Inc.
February 7, 2006
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